UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  November 20, 2007                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                   NOVEMBER 20, 2007


           ROCHESTER COMMENCES DRIFT DEVELOPMENT AND MOBILIZES DRILL
                   AT THE SANTA FE PROJECT, CLAVELLINOS AREA

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Dr. Alfredo Parra, President and CEO, is pleased to advise that 800 metres of drift development has commenced at the Clavellinos vein system and the drill rig has been mobilized. A 3000 metre diamond drill program is planned and will commence shortly on the Clavellinos area of the Santa Fe Project, Nayarit State, Mexico. The exploration and development program (see Figure 1) will test the extensive vein systems identified by previous surface sampling and mapping.

Figure 1:

**Note: Theoretical Geological Model - green lines indicate proposed drill hole locations; lighter red thatched expressions indicate breccia zones mapped from surface; darker red lines indicate veins.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

        Graphic is schematic drawing of the Santa Fe Area Scale: 1:1000 Please view at Company's website: www.rochesterresourcesltd.com

Work to date has defined three main vein systems at Clavellinos, all of which trend northwest and are sub-parallel with some cross veining. From west to east, these are the Jonas System, the Clavellinos System and the Tajitos System. The Jonas system is located 120 metres west of and parallel to the Clavellinos System, and the Tajitos System is located 220 metres east of and parallel to the Clavellinos System. The strike length traced at surface for Clavellinos has increased and is now greater than 5 kilometres, Jonas has a strike length of 2.7 kilometres and Tajitos has a strike length approximately 1 kilometre. The strike extensions of all three vein systems are vegetation covered, and may mask greater strike lengths.

The Company has recently constructed approximately 8 kilometres of new road access to the central portion of the Clavellinos area. This work exposed at surface the aforementioned vein systems with a significant discovery of a 40 metre wide mineralized alteration zone at the Clavellinos System with three sub-parallel high grade epithermal veins emplaced within.

Work to date at the Clavellinos area includes trenching, channel sampling, mapping, structural interpretation, and geological modeling. Channel and trench samples to date have returned the following results:

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                       AVERAGE           AVERAGE
WIDTH                   GOLD              SILVER                ELEVATION
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8.80 metres            1.96 g/t          140.19 g/t             1490 metres
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8.32 metres            1.76 g/t          115.27 g/t             1470 metres
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5.58 metres            2.94 g/t          271.16 g/t             1460 metres
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18.40 metres           0.09 g/t           80.32 g/t             1300 metres
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In addition,  a significant  feature of the vein systems at  Clavellinos  is the identification of gold and silver mineralization over a vertical extent significantly greater than what is found at the Company's adjacent Mina Real Project. This will be better defined by the phase 1 diamond drill program. The vein structures on the Santa Fe Project appear similar to those encountered at Mina Real where strong gold and silver grades have been reported from the Company's mining activities.

Dr. Parra states "This is an exciting time for Rochester as the drill program will provide an initial test of the extent and strength of the Santa Fe project and whether the project warrants its own processing plant. With the operating Mina Real mill nearby we will be able to quickly capitalize on success in this drill program and move forward with a separate plant if required"

ABOUT ROCHESTER RESOURCES LTD.

Rochester represents a pure-play into the exploration and development of high grade gold and silver properties located in Nayarit, Mexico. The Company is a "niche" player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental range. This is the largest epithermal precious metal region in the world, hosting a majority of Mexico's large tonnage gold and silver deposits. Current production generates positive cash flow and helps fund our ongoing exploration and development while minimizing share dilution.

To date, we have identified 36 vein structures on our two projects and currently we have embarked on an aggressive exploration program including a 7000m drill program and 2000m drift development program that will determine the next steps for mine development and production levels.

Rochester is well positioned to advance its projects and can very quickly become a major player in Mexico. Rochester has a strong senior management team based in Mexico, an experienced workforce in place, and the capital to implement the work programs to advance our exploration and development projects towards production.

All assays quoted were carried out by the Durango, Mexico, facility of SGS Laboratories, a ISO certified and independent laboratory. The exploration program is under the direction of Hector Chavez, a Mexican professional geologist who has extensive experience in Mexican epithermal deposits, and supervised by Dr. Alfredo Parra, who is a QP as defined in NI 43-101.

ON BEHALF OF THE BOARD

/s/ DR. ALFREDO PARRA
------------------------------------
Dr. Alfredo Parra, President and CEO

INVESTOR INFORMATION CONTACT:
Empire Communications Inc.
Tel: 1-866-841-0068
Email: info@rochesterresourcesltd.com
Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, THE COMPANY HAS NOT CONDUCTED AN INDEPENDENT FEASIBILITY STUDY ON THE MINA REAL PROJECT WHICH MAY INCREASE THE RISK THAT THE PLANNED OPERATIONS ARE NOT ECONOMICALLY VIABLE. SHOULD ANY ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release..